SO
2/3/04

04001640

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

VFL 30-04

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SEC MAIL RECEIVED PROCESSING
JAN 28 2004
WASH. D.C. 183 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Worldco, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street, 18th Floor
(No. and Street)

New York, (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Curran (212) 601-6101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Worldco, LLC, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director - Accounting

Title

Notary Public

JULIETTE NGOC TRAN
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-TR6064625
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES 10-01-2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Worldco, LLC

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

September 30, 2003

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Worldco, LLC

In planning and performing our audit of the combined financial statements and supplemental information of Worldco, LLC (the "Company") for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the combined financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory organizations what rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
December 16, 2003

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

Worldco, LLC

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS

September 30, 2003

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Worldco, LLC

We have audited the accompanying statement of financial condition of Worldco, LLC (the "Company") as of September 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Worldco, LLC as of September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Notes 15 and 16, the Company ceased its securities business operations subsequent to September 30, 2003 and withdrew its registration as a broker-dealer on January 2, 2004. In addition, the Company has terminated most of its employees and bought out a substantial portion of its lease commitments. These factors, among others, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 15. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Notes 9 and 16, on January 8, 2004, the Company approved a final settlement with the National Association of Securities Dealers' Department of Enforcement.

Grant Thornton LLP

New York, New York
December 16, 2003 (except for Note 16, as to which
the date is January 8, 2004)

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Worldco, LLC

COMBINED STATEMENT OF FINANCIAL CONDITION

September 30, 2003

ASSETS

Cash	$ 3,650,248
Securities segregated under Federal regulations	1,000,000
Receivable from broker-dealers and clearing organizations	2,786,941
Receivable from customers and non-customers	15,299
Deposits with clearing organizations	3,290,908
Securities borrowed	4,922,200
Securities purchased under agreements to resell	9,000,000
Securities owned, at market value	3,585,629
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $9,169,075	6,927,799
Prepaid expenses	573,976
Other assets	1,216,780
Total assets	$36,969,780

LIABILITIES AND MEMBERS' CAPITAL

Payable to broker-dealers and clearing organizations	$ 1,726,615
Payable to customers and non-customers	4,167,349
Securities sold, but not yet purchased, at market value	3,680,915
Accounts payable, accrued expenses and other liabilities	5,918,881
	15,493,760
Commitments and contingencies	
Members' capital	21,476,020
Total liabilities and members' capital	$36,969,780

The accompanying notes are an integral part of this financial statement.

Worldco, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

September 30, 2003

1. ORGANIZATION AND BUSINESS

Worldco, LLC (the "Company") is a New York limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is to be dissolved no later than December 31, 2030.

The Company's business activities include providing securities clearance services and proprietary and agency securities transactions.

As discussed in Notes 15 and 16, the Company ceased its securities business operations and withdrew its registration as a broker-dealer subsequent to September 30, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Proprietary securities transactions are recorded on a trade-date basis. Customer transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Commission revenue includes charges for execution, clearance, and settlement of transactions for both proprietary traders and customers.

Securities owned and securities sold, not yet purchased, are reported in the statement of financial condition at market value based upon quoted market prices. Changes in the market value are recognized in net trading revenue in the period in which the change occurs.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and may require counterparties to deposit additional collateral or return pledged collateral as appropriate. As of September 30, 2003, the Company had taken as collateral, under securities borrow agreements, securities with a market value of approximately $4,734,888, which have subsequently been delivered to settle open securities transactions.

Continued

Securities purchased under agreements to resell are treated as collateralized financing transactions and are carried at contract value plus accrued interest, as specified in the respective agreements. The Company enters into these agreements to invest cash on a short-term basis as well as to satisfy its reserve requirements in accordance with SEC Rule 15c3-3. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company is not subject to Federal or state income taxes. The members of the Company are individually liable for the taxes on their share of the Company's income. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

At September 30, 2003, U.S. Treasury Bills purchased under an agreement to resell with a contract value of $1,000,000 have been segregated in a special reserve account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. The market value of these securities was approximately $1,021,000 at September 30, 2003.

Continued

4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2003, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$2,431,050	$ 7,875
Receivable from/payable to broker-dealers and clearing organizations	355,891	1,718,740
	$2,786,941	$1,726,615

Securities failed-to-deliver represent receivables for securities sold that have not been delivered by the Company for which the settlement date has passed. Securities failed-to-receive represent payables for securities purchased that have not been received for which the settlement date has passed. Further, the Company has agreed to indemnify its counterparties for losses that they may sustain from customer transactions introduced by the Company.

5. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND NON-CUSTOMERS

Receivable from and payable to customers represent amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. The Company has the right to use the collateral subject to certain regulatory restrictions. Receivable from and payable to non-customers represent amounts due on unsettled prime brokerage transactions conducted in the normal course of business.

6. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same, securities before maturity at a fixed or determinable price. Collateral is valued daily, and the Company may require

Continued

counterparties to deposit additional collateral or return pledge when appropriate. As of September 30, 2003, the Company had open reverse repos, which amounted in aggregate to $10,000,000, of which $1,000,000 was maintained in a special reserve account for the exclusive benefit of customers. The market value of securities taken as collateral for the reverse repos plus accrued coupon interest was approximately $10,022,068.

7. STOCK OPTIONS AND STOCK-BASED COMPENSATION

During the year ended September 30, 2003, the Company canceled its Equity Incentive Plan (the "Plan") which had provided an opportunity for participants to obtain a proprietary interest in the Company.

8. SUBORDINATED BORROWINGS

The Company had a subordinated loan with a financial institution in the amount of $2,000,000, which was paid off during the year ended September 30, 2003.

The subordinated borrowings were allowable in computing the net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The repayment of the subordinated borrowings did not have an impact on the Company's compliance with minimum net capital requirements.

9. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for office space, furniture and fixtures, and computer equipment expiring at various dates, which provide for minimum rental payments of the following amounts:

Year ending September 30,	Minimum lease payments
2004	$ 4,790,000
2005	3,537,000
2006	2,487,000
2007	1,228,000
2008	1,247,000
Thereafter	7,710,000
	$ 20,999,000

Continued

Certain of these leases contain provisions for rent escalation based on increases in cost incurred by the lessor. As discussed in Notes 15 and 16, the Company ceased it securities business operations subsequent to September 30, 2003. In connection with such, the Company has negotiated with various lessors to early terminate approximately $16,405,000 of its outstanding lease commitments.

In the normal course of business, the Company was named or threatened to be named as a defendant or respondent in certain litigation and regulatory actions arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various pending or threatened litigation and regulatory actions will not have a material adverse effect on the Company's financial position.

As a result of an investigation by the staff of the NASD Enforcement Department (the "Staff") on various regulatory issues at the Company, including the manner in which the Company has operated and its relationship with its largest customer and certain other customers, the Staff had made a determination to bring disciplinary action against the Company and certain individuals in January 2003. The sanctions in the settlement with the Staff, which was approved on January 8, 2004, include a censure against the Company, suspensions against each of the individuals as well as a principal capacity bar (with the right to reapply) against one of the individuals, a $1,070,000 fine against the Company and the total of $430,000 against the Company and the individuals jointly and severally.

In July 2003, after an investigation had been conducted by the Staff, the Staff issued a notice to the Company stating that it had made a preliminary determination to recommend that a disciplinary action be brought against the Company for violating certain NASD rules and an SEC rule. On August 7, 2003, the Company provided a response to the Staff's notice. Since providing its response, the Company has not been contacted by the Staff regarding this matter. Presently, the Company cannot predict the outcome of the matter and effects, if any, on the financial statements.

The Company maintains a credit facility of $10,000,000 available for security clearing activities. There were no borrowings outstanding under this credit facility at September 30, 2003.

10. RELATED PARTY TRANSACTIONS

The Company conducts customer business with privately held investment partnerships and limited liability companies, that are owned by members of the Company's parent. The business services offered to these customers range from trade execution services to providing complete prime brokerage services. Included in payable to customers and non-customers is $2,781,053 payable to these related parties. Additionally, the Company charges these related customers for its share of the

Continued

usage of the Company's telecommunications technology. Receivable from these related customers as a result of these charges was $39,000 at September 30, 2003, which is included in other assets. The Company also rents office space from one of these customers both directly and indirectly and office equipment from its parent.

11. MEMBERS' CAPITAL

On September 30, 2003, the Company has five classes of members' interest as follows:

Class A - Receive allocation of profits and losses after an allocation is made to Class C members pursuant to the operating agreement. The Class A members control the Company and hold all voting rights. Class A members are Waterford Holdings, LLC, 99%, and the Managing Member and Chief Executive Officer of the Company, 1%.

Class B & H - As part of business expansion, new classes of membership were created in order to provide an economic split of profits. Allocation of profits and losses are based on the Classes B & H members' trading results net of commissions. Losses are allocated to the extent of the members' capital and profits. Preferred Class B or H members are allocated a percentage of Net Office Income as defined in the amended operating agreement.

Class C - Members trade the Company's proprietary trading account. Allocation of profits and losses are based on the Class C members' trading results net of commissions. Losses are allocated to the extent of the members' capital and profits.

Class D - Was authorized for issuance under the Equity Incentive Plan.

As of September 30, 2003, there were two Class A members, one Class B member, seven hundred twelve Class C members and one Class H member. There were no Class D members as of September 30, 2003.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution, settlement, and financing of various securities transactions for customers and non-customers. These activities may expose the Company to risk in the event the customers or other counterparties are unable to fulfill their contractual obligations.

Continued

Worldco, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

September 30, 2003

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company records customer transactions on a settlement-date basis, generally three days after trade-date. The Company is therefore exposed to risk of loss on customer transactions in the event of the customers' or other counterparties' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss.

The Company is exposed to concentration risk in that a significant portion of its revenue is derived from certain derivative products. The Company attempts to monitor this risk by diversifying its brokerage activities and service product mix.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return the customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged, if

Continued

any, on a daily basis and by requiring adjustments of collateral levels in the events of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

13. RETIREMENT PLAN

Effective January 1, 1999, the Company instituted a 401(k) plan for the benefit of all eligible employees. Eligible employees may make voluntary contributions, which cannot exceed $12,000 per annum. Company contributions to the plan are at the discretion of management.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires net capital, as defined, of $1,500,000 or one-fifteenth of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of September 30, 2003, the Company had net capital of $11,152,154, which was $9,652,154 in excess of its required net capital of $1,500,000. The Company's net capital ratio was 0.85 to 1.

15. GOING CONCERN

The accompanying statement of financial condition has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Subsequent to September 30, 2003, the Company ceased its securities business operations and withdrew its registration as a broker-dealer. In addition, the Company has terminated most of its employees and bought out a substantial portion of its lease commitments. These are factors, among others, which may indicate that the Company will be unable to continue as a going concern. The statement of financial condition does not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management is planning to wind down the remaining affairs of the Company and may ultimately liquidate the entity.

Continued

16. SUBSEQUENT EVENTS

On October 14, 2003, the Company ceased its securities business operations. On January 2, 2004, the Company withdrew its registration as a broker-dealer. In connection with such, the Company has terminated most of its employees and closed down a substantial number of its office locations. In connection with the cessation of its securities business, management has assessed and determined that the Company's fixed assets which predominately included furniture, equipment, and computer software have limited value. Total impairment loss on these fixed assets is estimated to be approximately $6.2 million based on management's estimate. The Company's statement of financial condition as of September 30, 2003 did not reflect the impairment value of these fixed assets as the events had not taken place until subsequent to the reporting date. Such asset impairment does not have any impact on the Company's net capital computation.

In addition, the Company, as of January 5, 2004, has negotiated with various lessors to early terminate approximately $16,405,000 of its lease commitments that were outstanding at September 30, 2003.

On January 8, 2004, the Company approved a final settlement with the National Association of Securities Dealers' Department of Enforcement.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com